   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 8, 2003

================================================================================
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                            ========================

                          AMENDMENT NO. 4 TO FORM T-3
                 FOR APPLICATION FOR QUALIFICATION OF INDENTURE
                      UNDER THE TRUST INDENTURE ACT OF 1939

                            ========================

                             NEENAH FOUNDRY COMPANY
                                (Name of Company)

                        2121 BROOKS AVENUE, P.O. BOX 729
                             NEENAH, WISCONSIN 54957
                    (Address of principal executive offices)

           SECURITIES TO BE ISSUED UNDER THE INDENTURE TO BE QUALIFIED

            TITLE OF CLASS                               AMOUNT
--------------------------------------   ---------------------------------------
  11% Senior Secured Notes due 2010                 Up to $133,130,000

                            ========================

 APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING: As soon as practicable following the qualification of the indentures covered hereby under the Trust Indenture Act of 1939, as amended.

                            ========================

                                 GARY W. LACHEY
    VICE PRESIDENT-FINANCE, CHIEF FINANCIAL OFFICER, TREASURER AND SECRETARY
                        2121 BROOKS AVENUE, P.O. BOX 729
                             NEENAH, WISCONSIN 54957
                                 (920) 725-7000
                     (Name and address of agent for service)

                                 With a copy to:

                              JOSHUA N. KORFF, ESQ.
                              KIRKLAND & ELLIS LLP
                              153 EAST 53RD STREET
                            NEW YORK, NEW YORK 10022
                                 (212) 446-4800

         The obligor hereby amends this application for qualification on such date or dates as may be necessary to delay its effectiveness until: (i) the 20th day after the filing of a further amendment which specifically states that it shall supersede this amendment; or (ii) such date as the Commission, acting pursuant to Section 307(c) of the Act, may determine upon the written request of the obligor.

================================================================================
================================================================================

                                     GENERAL

1.       GENERAL INFORMATION

         (a)      Neenah Foundry Company (the "Company") is a corporation.

         (b) The Company was organized under the laws of the State of Wisconsin.

2.       SECURITIES ACT EXEMPTION APPLICABLE

         As described in that certain disclosure statement (the "Disclosure Statement") with respect to the prepackaged plan of reorganization of the Company and certain of its affiliates (the "Plan"), filed with the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") and dated as of July 1, 2003, a copy of which is filed as Exhibit T3E(1) to this Form T-3, the Company will issue up to $133,130,000 of 11% Senior Secured Notes due 2010 (the "Second Secured Notes") under an indenture to be qualified hereby (the "Second Secured Notes Indenture") to holders of the Company's existing 11 1/8% series A, B, D and F Senior Subordinated Notes due 2007 (the "Existing Subordinated Notes") exercising subscription rights ("Rights") to purchase their pro rata share of the Second Secured Notes as a part of a unit comprised of Second Secured Notes and warrants to acquire new common stock of ACP Holding Company ("New ACP Common Stock"), which will also be issued to Standby Purchasers if the Holders of the Existing Subordinated Notes do not all exercise their Rights. The Holders of the Existing Subordinated Notes will receive such Rights, in addition to cash, New ACP Common Stock and their pro rata share of the new senior subordinated notes of the Company (pursuant to a separately filed Form T-3) in exchange for their Existing Subordinated Notes pursuant to the Plan. The Company may also issue Second Secured Notes to certain other parties (the "Standby Purchasers") that have committed to purchase all of the Second Secured Notes (other than the Second Secured Notes to be issued in respect of the Class 4 - PIK Noteholders' Claims) not otherwise acquired by the Holders of the Existing Subordinated Notes exercising their Rights.

         In the event that the Plan is confirmed by the Bankruptcy Court and declared effective and the Second Secured Notes are issued for cash upon exercise of Rights received in exchange for Existing Subordinated Notes pursuant to the Plan, the issuance of the Second Secured Notes would be exempt from registration under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to the exemption provided by Section 1145(a)(1) of Title 11 of the United States Bankruptcy Code. To the extent that the solicitation of acceptances of the Plan constitutes an offer of new securities not exempt from registration under Section 1145 (a)(1), the Company will also rely on Section 4(2) of the Securities Act and, to the extent applicable, Regulation D promulgated thereunder. With respect to the offer and sale of Second Secured Notes and warrants to the Standby Purchasers, the Company will rely on the exemption from the registration requirements of Section 4(2) of the Securities Act and, to the extent applicable, Regulation D promulgated thereunder.

                                  AFFILIATIONS

3.       AFFILIATES

         (a) ACP Holding Company, a Delaware corporation ("ACP"), owns 100% of the stock of NFC Castings, Inc., a Delaware corporation ("NFC"). NFC in turn owns 100% of the stock of the Company. On the effective date of the Plan (the "Effective Date"), the voting securities of ACP will be held (on a fully diluted basis) as follows: 47.5% held by holders of the Company's Existing Sub Notes, 5% held by management and 47.5% held by holders of Existing Sub Notes who exercised their Rights and the Standby Purchasers, as defined in the Disclosure Statement. The Company expects that upon consummation of the Plan, Citicorp Mezzanine III, L.P., MacKay Shields LLC and Federated Investors, and their affiliates, may each own in excess of 10% of ACP's voting securities on a fully diluted basis. Citicorp Mezzanine III, L.P. is controlled by Citigroup Inc., a Delaware corporation.

         The Company owns, directly or indirectly, 100% of the stock of each of the following entities:

                  Advanced Cast Products, Inc.
                  Belcher Corporation
                  Peerless Corporation
                  Cast Alloys, Inc.
                  Dalton Corporation
                  Dalton Corporation, Warsaw Manufacturing Facility Dalton Corporation, Kendallville Manufacturing Facility Dalton Corporation, Stryker Machining Facility Co. Dalton Corporation, Ashland Manufacturing Facility Deeter Foundry, Inc.
                  Gregg Industries, Inc.

                  Mercer Forge Corporation
                  A&M Specialties, Inc.
                  Neenah Transport, Inc.

         We expect all of these entities to exist upon consummation of the Plan.

         (b) Certain directors and executive officers of the Company may be deemed to be "affiliates" of the Company by virtue of their positions with the Company. See Item 4, "Directors and Executive Officers."

                             MANAGEMENT AND CONTROL

4.       DIRECTORS AND EXECUTIVE OFFICERS

         (a) The following table lists the name of each executive officer of the Company and the office or offices held by each such person. The address of each person listed below is c/o Neenah Foundry Company, 2121 Brooks Avenue, P.O. Box 729 Neenah, Wisconsin 54957.

                               EXECUTIVE OFFICERS

       NAME                                              POSITION
------------------        --------------------------------------------------------------------------
William M. Barrett        President and Chief Executive Officer
Gary W. LaChey            Vice President - Finance, Chief Financial Officer, Treasurer and Secretary
Phillip Zehner            Vice President, Assistant Secretary and Assistant Treasurer
John Andrews              Vice President - Manufacturing
Joe Harvey                Vice President - Corporate Procurement
Frank Headington          Vice President - Marketing/Technology
Tim Koller                Vice President - Construction Product Sales
Bill Martin               Vice President - International Development
Dennis O'Brien            Vice President - Human Resources
Joseph Varkoly            Corporate Vice President, Industrial Products Sales

         (b) The following table lists the members of the board of directors of the Company. The address of each person listed below is c/o Neenah Foundry Company, 2121 Brooks Avenue, P.O. Box 729, Neenah, Wisconsin 54957.

                          NAME

                      William M. Barrett
                      Andrew Brooke Cohen
                      Benjamin C. Duster, IV, Esq.
                      Jeffrey G. Marshall
                      Michael J. Farrell

5.       PRINCIPAL OWNERS OF VOTING SECURITIES.

         (a) NFC owns all of the Company's voting securities. ACP owns all of NFC's voting securities.

         (b) As of the Effective Date, the Company expects that upon consummation of the Plan, Citigroup Mezzanine III, L.P., 399 Park Avenue, New York, New York 10043, MacKay Shields LLC, 9 West 57th Street, New York, New York 10153, and Federated Investors, 1001 Liberty Avenue, Suite #25, Pittsburgh, PA 15222, and their affiliates, may each own in excess of 10% of ACP's voting securities on a fully diluted basis.

                                  UNDERWRITERS

6.       UNDERWRITERS.

         (a) Within the three years prior to the date of filing this application, no person acted as an underwriter of any securities of the company which were outstanding as of the date of this application.

         (b) No person is acting as principal underwriter of the securities proposed to be offered pursuant to the Second Secured Notes Indenture.

                               CAPITAL SECURITIES

7.       CAPITALIZATION.

         (a) The following table sets forth, as of the Effective Date, certain information with respect to each authorized class of securities of the Company and the equity securities of ACP on a fully diluted basis (as indicated):

                  TITLE OF CLASS                             AMOUNT AUTHORIZED               AMOUNT OUTSTANDING
----------------------------------------------------        -------------------            ----------------------
Class A Common Stock, par value $.01 per share               100,000,000 shares              80,000,000 shares
11% Senior Secured Notes due 2010                           $133,130,000                   $ 133,130,000
13% Senior Subordinated Notes due 2013                      $100,000,000                   $ 100,000,000
-----------------------

         (b) The Class A Common Stock of the Company is the only class of voting securities of the Company. Each share of Class A Common Stock of the Company is entitled to one vote. The Class A Common Stock of ACP is the only class of voting securities of ACP. Each share of Class A Common Stock of ACP is entitled to one vote.
                              INDENTURE SECURITIES

8.       ANALYSIS OF INDENTURE PROVISIONS.

         The Second Secured Notes will be subject to the Second Secured Notes Indenture between the Company and The Bank of New York, as trustee (the "Trustee"). The following is a general description of certain provisions of the Second Secured Notes Indenture, and the description is qualified in its entirety by reference to the form of Indenture filed as exhibit T3C herewith. Capitalized terms used below and not defined herein have the meanings ascribed to them in the Second Secured Notes Indenture.

         (a)      Events of Default; Withholding of Notice of Default.

         The occurrence of any of the following events will constitute an Event of Default under the Second Secured Notes Indenture: (i) failure to pay any interest on any of the Second Secured Notes when due, continued for 30 days (whether or not prohibited by the provisions of the Second Secured Notes Indenture); (ii) failure to pay the principal of, or premium, if any, on the Second Secured Notes when due (whether or not prohibited by the provisions of the Second Secured Notes Indenture); (iii) failure by the Company to comply with certain covenants regarding mergers or sales of assets; (iv) failure by the Company or any Restricted Subsidiary to perform any other covenant or agreement under the Second Secured Notes Indenture or in the Second Secured Notes, continued for 30 days after written notice to the Company by the Trustee or Holders of at least 25% in aggregate principal amount of the outstanding Second Secured Notes; (v) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries (or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries) whether such Indebtedness or guarantee now exists, or is created after the date of the Second Secured Notes Indenture, which default
(a) is caused by a failure to pay principal of such Indebtedness when due and prior to the expiration of the grace period provided in such Indebtedness (a "Payment Default") or (b) results in the acceleration of such Indebtedness prior to its express maturity and, in each case, the principal amount of any such Indebtedness, together with principal amount of any other such Indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated aggregates $5.0 million or more; (vi) failure by the Company or any of its Restricted Subsidiaries to pay final judgments aggregating in excess of $5.0 million, which judgments are not paid, stayed, bonded or discharged for a period of 60 days; (vii) the rendering of a decree, judgment or order by a court of competent jurisdiction against the Company or any of its Restricted Subsidiaries under any bankruptcy or similar law which remains undischarged or unstayed for a period of 60 days; (viii) certain events of bankruptcy or insolvency with respect to the Company or any of its Restricted Subsidiaries; or
(ix) other than as provided in any Subsidiary Guaranty, any Subsidiary Guaranty ceases for any reason to be in full force and effect, or any Subsidiary Guarantor, denies or disaffirms its obligations under its Subsidiary Guaranty.

         If an Event of Default occurs and is continuing (other than an Event of Default described in clauses (vii) or (viii) of the preceding paragraph), the Trustee or the Holders of at least 25% in aggregate principal amount of the outstanding Second Secured Notes, by a notice in writing to the Company, may declare the unpaid principal of, and accrued and unpaid interest on, and other Obligations under, such Second Secured Notes to be due and payable immediately. Notwithstanding the foregoing, if an Event of Default related to the Company and described in clauses (vii) or (viii) of the preceding paragraph occurs, the unpaid principal of, and accrued and unpaid interest on, and other Obligations under all outstanding Second Secured Notes will become immediately due and payable without further action or notice. Any such declaration with respect to the Second Secured Notes may be annulled by the Holders of a majority in aggregate principal amount of the outstanding Second Secured Notes upon the conditions provided in the Second Secured Notes Indenture.

         Holders of the Second Secured Notes may not enforce the Second Secured Notes Indenture or the Second Secured Notes except as provided in the Second Secured Notes Indenture. Subject to certain limitations, Holders of a majority in principal amount of the outstanding Second Secured Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from Holders of the Second Secured Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest), if it determines that withholding notice is in their interest.

         (b) Authentication and Delivery of Second Secured Notes; Application of Proceeds.

         The Second Secured Notes may be executed on behalf of the Company by any of the following Officers of the Company: the Chief Executive Officer, the President, any Vice President, the Chief Financial Officer, the Treasurer, the Controller, or the Secretary of the Company. The signature of these Officers on the Second Secured Notes may be by facsimile or manual signature in the name and on behalf of the Company. A Second Secured Note shall not be valid until the Trustee or authenticating agent manually signs the certificate of authentication on the Second Secured Note. The signature shall be conclusive evidence that the Second Secured Note has been authenticated under the Second Secured Notes Indenture. The Trustee shall, upon a written order of the Company signed by two Officers, authenticate the Second Secured Notes for original issue. The Trustee may appoint an authenticating agent acceptable to the Company to authenticate the Second Secured Notes. Unless otherwise provided in the appointment an authenticating agent may authenticate the Second Secured Notes whenever the Trustee may do so.

     The Second Secured Notes will be issued to Holders of certain claims pursuant to the Plan. As a result, the Company will not realize any proceeds from such issuance.

         (c)      Release of Collateral.

         Each Holder of a Second Secured Note, by accepting such Second Secured Note, acknowledges that (i) the Collateral Documents shall provide that so long as any Priority Lien Obligations are outstanding, the holders thereof shall have the exclusive right and authority to determine the release, sale, or other disposition with respect to the Collateral and to change, waive or vary the Collateral Documents, subject in the case of changes, waivers, or variances, to the conditions specified in the Collateral Documents and (ii) the holders of the Priority Lien Obligations may (x) direct the Collateral Agent to take actions with respect to the Collateral (including the release of the Collateral and the manner of realization) without the consent of the Holders or the Trustee and (y) agree to modify the Collateral Documents, without the consent of the Holders or the Trustee, to secure additional Indebtedness and additional secured creditors so long as such modifications do not expressly violate the provisions of the Credit Agreement or the Second Secured Notes Indenture. Subject to the terms of the Collateral Documents, if at any time or from time to time Collateral which also secures the Priority Lien Obligations is released or otherwise disposed of pursuant to the Collateral Documents, such Collateral securing the Second Secured Notes and any Subsidiary Guarantees shall be automatically released or disposed of; provided, however, that if an Event of Default under the Second Secured Notes Indenture exists as of the date on which the Priority Lien Obligations are repaid in full, the Collateral securing the Second Secured Notes and the Subsidiary Guarantees shall not be released until such event of Default and all other Events of Default shall have been cured or otherwise waived except to the extent such Collateral was disposed of in order to repay the Priority Lien Obligations.

         At such time as (i) the Priority Lien Obligations have been paid in full in Cash in accordance with the terms thereof, and all commitments and letters of credit thereunder have been terminated, or (ii) the holders of Priority Lien Obligations have released their Priority Liens on all or any portion of the Collateral, the Note Liens on the Collateral shall also be automatically released to the same extent; provided, however, that (x) in the case of clause (i) of this sentence, if an Event of Default under the Second Secured Notes Indenture exists as of the date on which the Priority Lien Obligations are repaid in full or terminated as described in clause (i) the Note Liens on the Collateral shall not be released except to the extent the Collateral or any portion thereof was disposed of in order to repay Priority Lien Obligations secured by the Collateral, and thereafter, the Trustee (acting at the direction of the Holders of a majority of outstanding principal amount of Second Secured Notes) shall have the right to direct the Collateral Agent to foreclose upon the Collateral (but in such event, the Note Liens shall be released when such Event of Default and all other Events of Default under the Second Secured Note Indenture cease to exist) or (y) in the case of clause (ii) of this sentence, if the Priority Lien Obligations (or any portion thereof) are thereafter secured by assets that would constitute Collateral, the Second Secured Notes and any Subsidiary Guarantees shall then be secured by a Note Lien on such Collateral, to the same extent provided pursuant to the Collateral Documents as then in effect immediately prior to the release of the Liens on the Collateral. If the Company subsequently enters into a new Credit Agreement or other Priority Lien Obligations which are secured by assets of the Company, the Subsidiary Guarantors and/or their Domestic Restricted Subsidiaries of the type constituting Collateral, then the Second Secured Notes and the Subsidiary Guarantees shall be secured at such time by a Note Lien on the collateral securing such Priority Lien Obligations (to the extent such assets are of the type which constitute Collateral) to the same extent (in all material respects) and with the same (in all material respects) priorities, consent rights and provisions regarding release of Collateral and other provisions set forth in the Collateral Documents as then in effect immediately prior to the release of the Liens on the Collateral.

         (d)      Satisfaction and Discharge.

          When (a)(i) the Company delivers to the Trustee all outstanding Second Secured Notes for cancellation or (ii) all outstanding Second Secured Notes have become due and payable, whether at maturity or on a specified redemption date as a result of the mailing of a notice of redemption pursuant to Article III of the Second Secured Notes Indenture, (b) the Company irrevocably deposits with the Trustee money sufficient to pay at maturity or upon redemption all outstanding Second Secured Notes, including interest and premium thereon to maturity or such redemption date, and if in either case the Company pays all other sums payable under the Second Secured Notes Indenture by the Company, and (c) if the Second Secured Notes have been called for redemption and the redemption date has not occurred, the Company delivers to the Trustee an Opinion of Counsel in the United States reasonably acceptable to the Trustee confirming that the Holders of the outstanding Second Secured Notes will not recognize income, gain or loss for federal income tax purposes as a result of such actions and will be subject to federal income tax on the same amounts, in the same manner and at the same time as would have been the case if such actions had not occurred, then the Second Secured Notes Indenture shall cease to be of further effect except for (i) the provisions set forth in
Article II, Section 4.7, 7.7 and 8.6 of the Second Secured Notes Indenture and
(ii) if the Second Secured Notes have been called for redemption and the redemption date has not occurred, the Company's obligation to pay the redemption price on such redemption date. The Trustee shall acknowledge satisfaction and discharge of the Second Secured Notes Indenture on demand of the Company accompanied by an Officer's Certificate and an Opinion of Counsel and at the cost and expense of the Company.

         (e)      Evidence of Compliance with Conditions and Covenants.

         The Company will deliver to the Trustee within 120 days after the end of its fiscal year an Officers' Certificate stating that a review of the activities of the Company and its Subsidiaries during such fiscal year has been made with a view to determining whether a Default or Event of Default has occurred and whether or not the signers know of any Default or Event of Default that occurred during such period. If they do know of a Default or Event of Default, the certificate will describe the Default or Event of Default, its status and what action the Company is taking or proposes to take with respect thereto.

9.       OTHER OBLIGORS.

         Each of the wholly-owned direct or indirect subsidiaries set forth below are guarantors of the Second Secured Notes. The address for each such subsidiary is c/o Neenah Foundry Company, 2121 Brooks Avenue, P.O. Box 729 Neenah, Wisconsin 54957.

                  Advanced Cast Products, Inc.
                  Dalton Corporation
                  Dalton Corporation, Warsaw Manufacturing Facility Dalton Corporation, Stryker Machining Facility Co. Dalton Corporation, Ashland Manufacturing Facility Dalton Corporation, Kendallville Manufacturing Facility Deeter Foundry, Inc.
                  Gregg Industries, Inc.
                  Mercer Forge Corporation
                  A&M Specialties, Inc.
                  Neenah Transport, Inc.
                  Cast Alloys, Inc.
                  Belcher Corporation
                  Peerless Corporation

CONTENTS OF APPLICATION FOR QUALIFICATION. This application for qualification comprises:

         (a)      Pages numbered 1 to 10, consecutively.

         (b) The statement of eligibility and qualification on Form T-1 of The Bank of New York, as Trustee under the Indentures to be qualified.

         (c) The following exhibits in addition to those filed as part of the statement of eligibility and qualification of such Trustee:

                  Exhibit T3A***    Amended and Restated Articles of
                                    Incorporation of Neenah Foundry Company
                                    which became effective on the Effective Date

                  Exhibit T3B***    Amended and Restated By-laws of Neenah
                                    Foundry Company which became effective on the Effective Date

                  Exhibit T3C**     Form of Indenture governing the Second
                                    Secured Notes

                  Exhibit T3D       Not applicable

                  Exhibit T3E-1*    Disclosure Statement for Pre-Petition
                                    Solicitation of Votes With Respect to the
                                    Prepackaged Joint Plan of Reorganization of
                                    ACP Holding Company, NFC Castings, Inc. and
                                    Neenah Foundry Company

                  Exhibit T3E-2***  Amended Prepackaged Joint Plan of
                                    Reorganization of ACP Holding Company, NFC
                                    Castings, Inc., Neenah Foundry Company and
                                    Certain of its Subsidiaries under Chapter 11 of the United States Bankruptcy Code

                  Exhibit T3E-3*    Beneficial Owner Ballot For Accepting or
                                    Rejecting the Prepackaged Joint Plan of
                                    Reorganization of ACP Holding Company, NFC
                                    Castings, Inc., Neenah Foundry Company and
                                    Certain of its Subsidiaries under Chapter 11 of the United States Bankruptcy Code (Class
                                    6 - Existing Subordinated Note Claims)

                  Exhibit T3E-4*    Master Ballot For Accepting or Rejecting the
                                    Prepackaged Joint Plan of Reorganization of
                                    ACP Holding Company, NFC Castings, Inc.,
                                    Neenah Foundry Company and Certain of its
                                    Subsidiaries under Chapter 11 of the United
                                    States Bankruptcy Code (Class 6 - Existing
                                    Subordinated Note Claims)

                  Exhibit T3E-5*    Ballot For Accepting or Rejecting the
                                    Prepackaged Joint Plan of Reorganization of
                                    ACP Holding Company, NFC Castings, Inc.,
                                    Neenah Foundry Company and Certain of its
                                    Subsidiaries under Chapter 11 of the

                                    United States Bankruptcy Code (Class 4 - PIK
                                    Note Claims)

                  Exhibit T3E-6*    Cover letter for Beneficial Owner Ballot For
                                    Accepting or Rejecting the Prepackaged Joint
                                    Plan of Reorganization of ACP Holding
                                    Company, NFC Castings, Inc., Neenah Foundry
                                    Company and Certain of its Subsidiaries
                                    under Chapter 11 of the United States
                                    Bankruptcy Code (Class 6 - Existing
                                    Subordinated Note Claims)

                  Exhibit T3E-7*    Cover letter for Ballot For Accepting or
                                    Rejecting the Prepackaged Joint Plan of
                                    Reorganization of ACP Holding Company, NFC
                                    Castings, Inc., Neenah Foundry Company and
                                    Certain of its Subsidiaries under Chapter 11 of the United States Bankruptcy Code (Class
                                    4 - PIK Note Claims)

                  Exhibit T3E-8*    Subscription Form for Rights Offering

                  Exhibit T3F*      Cross-reference sheet

                  Exhibit 25.1* Form T-1 qualifying The Bank of New York as Trustee under the Second Secured Notes Indenture to be qualified pursuant to this Form T-3

-----------------------
*    Filed previously.

**   Revised version filed herewith.

***  Filed herewith.

                                    SIGNATURE

         Pursuant to the requirements of the Trust Indenture Act of 1939, the Company, Neenah Foundry Company, a corporation organized and existing under the laws of the State of Wisconsin, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, and their seal to be hereunto affixed and attested, all in the city of Neenah, and State of Wisconsin, on the 8th day of October, 2003.

                                      NEENAH FOUNDRY COMPANY

                                      By:   /s/ Gary W. LaChey
                                          --------------------------------------
                                          Name:  Gary W. LaChey
                                          Title: Vice President - Finance, Chief
                                                 Financial Officer, Treasurer
                                                 and Secretary

Attest: /s/  Nancy Bongert
        -------------------
         Nancy Bongert
         Notary State of Wisconsin
         Commission expires 5/8/05